(To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Free Writing Prospectus, Filed Pursuant to Rule 433 Registration No. 333-126811 November 1, 2006

$[●]

100% Principal Protected Notes

Linked to the Performance of a Diversified Commodities Basket

Medium-Term Notes, Series A, No. C017

Terms used in this pricing supplement are described or defined in the accompanying prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket consisting of aluminum, nickel, copper (each as described under “Reference Assets – Commodities–Settlement Price” in the accompanying prospectus supplement) and the Dow Jones – AIG Commodity IndexSM (the “index” and along with aluminum, nickel and copper, each a “basket component”) in equally weighted allocations.

Coupon:	We will not pay you interest during the term of the notes.

Payment at Maturity:	If you hold your notes to maturity, for each note you will receive a cash payment determined as follows:

• if the basket performance is greater than 67.5%, you will receive your principal amount plus the product of (i) the principal amount of your notes and (ii) the basket performance.

• if the basket performance is equal to or greater than 0% and less than or equal to 67.5%, you will receive $1,675.00 per note; and

• if the basket performance is less than 0%, you will receive the principal amount of your notes.

The return of your notes will be positive only if the basket performance is positive.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = With respect to aluminum, $[●]; with respect to nickel, $[●]; with respect to copper, $[●]; and with respect to the index, $[●]; which represents the settlement prices of aluminum, nickel and copper and the closing level of the index on the basket initial valuation date;

C (i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W (i) = Weighting of each basket component, which is 25% for each basket component.

Basket Initial Valuation Date:	November 21, 2006

Issue Date:	November 24, 2006

Basket Final Valuation Date:	November 21, 2011

Maturity Date:	November 24, 2011

Business Day Convention:	Modified Following Business Day

Denominations:	$1,000, and integral multiples of $1,000 thereafter.

Settlement:	DTC in global form.

CUSIP Number/ISIN:	06738CRA9, US06738CRA98

See “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for a description of risks relating to an investment in the notes.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Patent Pending

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%[●]	%[●]
Total	$[●]	$[●]	$[●]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the accompanying prospectus supplement dated November 1, 2006 relating to our Medium-Term notes, Series A, of which these notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this free writing prospectus and “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm.

Our Central Index Key, or CIK, on the SEC website is 10257.

What is the Total Return on the notes at Maturity Assuming a Range of Performance for the Index?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket components between the basket initial valuation date and the basket final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = settlement price or closing level, as applicable, of each basket component on the basket final valuation date;

C(i) Initial = settlement price or closing level, as applicable, of each basket component on the basket initial valuation date; and

W(i) = weighting of each basket component, which is 25.00% for each basket component.

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Step 2: Calculate the payment at maturity.

At maturity, for each note you will receive a cash payment determined as follows:

•	if the basket performance is greater than 67.5%, you will receive your principal amount plus the product of (i) the principal amount of your notes and (ii) the basket performance.

•	if the basket performance is equal to or greater than 0% and less than or equal to 67.5%, you will receive $1,675.00 per note; and

•	if the basket performance is less than 0%, you will receive the principal amount of your notes.

You will not receive less than the full principal amount of the notes if you hold the notes to maturity.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the payment at maturity based upon an initial investment of $1,000.

Hypothetical Example 1: In this case, the basket performance is greater than 67.5% as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
DJ-AIG Commodity IndexSM	111.984	174.650	55.96%	25%	13.99%
Nickel	5,990	17,660	194.82%	25%	48.71%
Copper	1,724	2,295	33.12%	25%	8.28%
Aluminum	1,535.5	1,812.5	18.04%	25%	4.51%

Basket					75.49%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 67.5% as of the basket final valuation date, the payment at maturity is equal to the principal amount of the notes plus the product of (i) the principal amount of your notes and (ii) the basket performance. Therefore, the payment at maturity is $1,754.90 per note.

75.49% Return on Investment

Hypothetical Example 2: In this case, the basket performance is positive but less than 67.5% as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
DJ-AIG Commodity IndexSM	111.984	169.824	51.65%	25%	12.91%
Nickel	5,990	9,960	66.28%	25%	16.57%
Copper	1,724	3,116.5	80.77%	25%	20.19%
Aluminum	1,535.5	1,670.5	8.79%	25%	2.20%

Basket					51.87%

Step 2: Calculate the payment at maturity.

The basket performance is greater than 0% and less than 67.5% as of the basket final valuation date. Therefore, the payment at maturity is $1,675.00 per note.

67.5% Return on Investment

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Hypothetical Example 3: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
DJ-AIG Commodity IndexSM	111.984	110.27	-1.53%	25%	-.38%
Nickel	5,990	7,090	18.36%	25%	4.59%
Copper	1,724	1,536	-10.90%	25%	-2.73%
Aluminum	1,535.5	1,344.5	-12.44%	25%	-3.11%

Basket					-1.63%

Step 2: Calculate the payment at maturity.

The basket performance is less than 0% as of the basket final valuation date. Therefore, the payment at maturity is $1,000 per note, representing the principal amount of the notes.

0% Return on Investment (principal-protected)

Selected Purchase Considerations

•	Market Disruption Events and Adjustments— The payment at maturity, the basket final valuation date and the settlement price or closing level, as applicable, of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the accompanying prospectus supplement:

•	For a description of what constitutes a market disruption event, see “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the basket component comprised of the index and “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” with respect to the basket components comprised of aluminum, nickel and copper;

•	For a description of the consequences of a market disruption event, see “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the basket component comprised of the index and “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” with respect to the basket components comprised of aluminum, nickel and copper, and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•	For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation” with respect to the index, “Reference Assets—Indices— Adjustments Relating to Notes with the Reference Asset Comprised of an Index” with respect to the basket components comprised of aluminum, nickel and copper, and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•	Appreciation Potential— The notes provide the opportunity to enhance returns by entitling you to a 67.5% return on investment at maturity in the event that the basket performance is equal to or greater than 0% and less than or equal to 67.5%.

•	Certain U.S. Federal Income Tax Considerations— The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of notes. We intend to treat the notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations–U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes–Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Pursuant to the terms of the notes, each Holder agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the basket components. Several of these risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a “Basket”)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities or Based in Part on Commodities”.

In addition to the risks described above, you should consider the following:

•	The notes are indexed to the Dow Jones—AIG Commodity Index SM, not the Dow Jones—AIG Commodity Index Total ReturnSM—The notes are linked to the Dow Jones – AIG Commodity Index SM , which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities constituting the index. In contrast, the Dow Jones – AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting such returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the notes are linked to the Dow Jones – AIG Commodity IndexSM , the return on the notes will not include the total return feature of the Dow Jones – AIG Commodity Index Total Return SM .

•	Trading and other transactions by AIG Financial Products and Dow Jones & Company, Inc. in the futures contracts constituting the index and the underlying commodities may affect the value of the index— AIG Financial Products (“AIG-FP”) and its affiliates actively trade futures contracts and options on futures contracts on the commodities comprising the index (“index commodities”). AIG-FP and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the index, the futures contracts underlying the index or the index commodities. Certain of AIG-FP’s affiliates may underwrite or issue other securities or financial instruments indexed to the index and related indices, and Dow Jones & Company, Inc. (“Dow Jones”) and AIG-FP (together with Dow Jones, “index sponsors”) and certain of their affiliates may license the index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the index. For instance, a market maker in a financial instrument linked to the performance of the index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the index, which in turn may affect the value of the index. With respect to any of the activities described above, none of the index sponsors or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

•	AIG Financial Products may be required to replace a designated contract if the existing futures contract is terminated or replaced—A futures contract known as a “designated contract” has been selected as the reference contract for most of the commodities included in the index. Data concerning this designated contract will be used to calculate the index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by the Dow Jones – AIG Commodity Index SM Oversight Committee to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the index, and therefore, may have an adverse effect on the market value of the notes.

Historical Information

The following graph sets forth the historical settlement prices and closing levels, as applicable, of each of the basket components based on the settlement prices and closing levels of the last business day of each quarter from March 30, 2001 through September 29, 2006. The settlement prices and closing levels, as applicable of the basket components on October 31, 2006 were 32795, 7410, 2834.5 and 166.817 respectively. We obtained the information regarding the settlement prices and closing levels of the basket components below from Reuters and Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Reuters or Bloomberg Financial Markets. The historical settlement prices and levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the settlement prices or closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in any return in addition to your initial investment.

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Date	Nickel	Copper	Aluminum	Dow Jones – AIG Commodity IndexSM
March 30, 2001	5,890	1,666	1,469	105.372
June 29, 2001	6,060	1,550.5	1,437	101.571
September 28, 2001	4,870	1,424	1,319.5	95.107
December 31, 2001	5,680	1,462	1,335	89.033
March 29, 2002	6,710	1,623	1,386	99.588
June 28, 2002	7,080	1,654	1,364.5	99.518
September 30, 2002	6,450	1,434.5	1,280.5	106.294
December 31, 2002	7,100	1,536	1,344.5	110.276
March 31, 2003	7,940	1,587.5	1,350	113.171
June 30, 2003	8,395	1,644	1,389	115.788
September 30, 2003	10,220	1,794	1,407.5	120.898
December 31, 2003	16,650	2,321	1,592.5	135.269
March 31, 2004	13,885	3,067.5	1,688.5	150.837
June 30, 2004	14,990	2,664.5	1,698.5	144.034
September 30, 2004	15,100	3,140	1,823	153.175
December 31, 2004	15,205	3,279.5	1,964	145.6
March 31, 2005	16,250	3,408	1,973	162.094
June 30, 2005	14,700	3,597	1,716	152.885
September 30, 2005	13,600	3,949	1,857	178.249
December 30, 2005	13,380	4,584.5	2,285	171.149
March 31, 2006	15,340	5,527.5	2,512.5	165.194
June 30, 2006	22,275	7,501	2,550.5	173.235
September 29, 2006	31,500	7,601	2,572	159.957
October 31, 2006	32,795	7,410	2,834.5	166.817

Description of the Dow Jones-AIG Commodity IndexSM

We have derived all information contained in this free writing prospectus regarding the index, including, without limitation, its make-up, method of calculation and changes in its components from publicly available sources. Such information reflects the policies of, and is subject to change by, the index sponsors. We have not independently verified this information. You, as an investor in the notes, should make your own investigation into the index and the index sponsors. The index sponsors are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. The index sponsors have no obligation to continue to publish the index, and may discontinue publication of the index at any time in their sole discretion.

Overview

The index was introduced in July of 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, please see “Reference Assets—Commodities—The Commodity Futures Markets” in the prospectus supplement. The commodities included in the index for 2006 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc. Futures contracts and options on futures contracts on the index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The index is a proprietary index that the index sponsors developed and that Dow Jones, in conjunction with AIG-FP, calculates. The methodology for determining the composition and weighting of the index and for calculating its value is subject to modification by the index sponsors at any time. Dow Jones disseminates the index level from 8:00 a.m. to 3:00 p.m. (New York time) and publishes the final index level for each DJ-AIG Business Day (as defined below) at approximately 4:00 p.m. (New York time) on each such day on Reuters page “AIGCI1”. Index levels can also be obtained from the official websites of both index sponsors and are also published in The Wall Street Journal .

A “DJ-AIG business day” is a day on which the sum of the commodity index percentages (as defined below in “Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity IndexSM”) for the index commodities that are open for trading is greater than 50%. For example, based on the weighting of the index commodities for 2006, if the CBOT and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-AIG business day will not exist.

AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the index, as well as commodities, including commodities included in the index. For information about how this trading may affect the

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value of the index, see “Selected Risk Considerations—Trading and other transactions by the index sponsors in the futures contracts composing the index and the underlying commodities may affect the value of the index” above.

The Dow Jones-AIG Commodity Index SM Oversight Committee

The index sponsors have established the Dow Jones-AIG Commodity Index SM Oversight Committee to assist them in connection with the operation of the index. The Dow Jones-AIG Commodity Index SM Oversight Committee includes members of the financial, academic and legal communities selected by AIG-FP and meets annually to consider any changes to be made to the index for the coming year. The Dow Jones—AIG Commodity index SM Oversight Committee may also meet at such other times as may be necessary.

As described in more detail below, the index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the index are determined each year in June or July by AIG-FP under the supervision of the Dow Jones—AIG Commodity Index SM Oversight Committee. Following the Dow Jones-AIG Commodity Index SM Oversight Committee’s annual meeting in June or July, the annual weightings for the next calendar year are publicly announced.

For example, the composition of the index for 2007 was approved by the Dow Jones – AIG index Oversight Committee at a meeting held in July, 2006. The January 2007 reweighting and rebalancing is based on the following percentages:

The Dow Jones-AIG Commodity IndexSM 2007 Commodity Index Percentages

COMMODITY	WEIGHTING
Crude Oil	12.723561%
Natural Gas	12.546191%
Soybeans	7.747790%
Gold	6.825901%
Aluminum	6.803820%
Copper	6.187758%
Live Cattle	6.141286%
Corn	5.627129%
Wheat	4.715495%
Unleaded Gas (RBOB)	3.940958%
Heating Oil	3.789289%
Cotton	3.146094%
Sugar	3.122271%
Coffee	3.021718%
Lean Hogs	3.013524%
Soybean Oil	2.845646%
Zinc	2.798069%
Nickel	2.715318%
Silver	2.288179%

Information concerning the index, including weightings and composition, may be obtained at the Dow Jones web site (www.djindexes.com). Information contained in the Dow Jones web site is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any pricing supplement.

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity Index SM

The index was created using the following four main principles:

ECONOMIC SIGNIFICANCE. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the markets themselves. The index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

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DIVERSIFICATION. A second major goal of the index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

CONTINUITY. The third goal of the index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the index from year to year. The index is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the index.

LIQUIDITY. Another goal of the index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These four principles represent goals of the index and its creators, and there can be no assurance that these goals will be reached by either index sponsor.

Composition of the Index–Commodities Available for Inclusion in the Index

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

The 19 index commodities for 2007 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a “designated contract” is selected for each commodity available for inclusion in the index. With the exception of several LME contracts, where the Dow Jones—AIG Commodity index SM Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, the Dow Jones—AIG Commodity index SM Oversight Committee selects the futures contract that is traded in the United States and denominated in dollars. If more than one such contract exists, the Dow Jones—AIG Commodity index SM Oversight Committee selects the most actively traded contract. Data concerning each designated contract is used to calculate the index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that designated contract. The Dow Jones—AIG Commodity index SM Oversight Committee may, however, terminate, replace or otherwise change a designated contract, or make other changes to the Dow Jones—AIG Commodity index SM , pursuant to special meetings. Please see “Selected Risk Considerations—AIG Financial Products may be required to replace a designated contract if the existing futures contract is terminated or replaced” above.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the index are assigned to commodity groups. The commodity groups, and the commodities currently included in each commodity group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:

Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Livestock Grains	Lean Hogs Live Cattle Corn Soybeans

Precious Metals	Gold Silver		Wheat

Industrial Metals	Aluminum Copper Nickel Zinc	Softs Vegetable Oil	Coffee Cotton Sugar Soybean Oil

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Index Breakdown by Commodity Group

The Commodity Group Breakdown set forth below is based on the weightings and composition of the index set forth under “The Dow Jones - AIG Commodity index SM 2006 Commodity index Percentages.”

Energy	33.0%
Precious Metals	9.1%
Industrial Metals	18.5%
Livestock	9.2%
Grains	18.1%
Softs	9.3%
Vegetable Oil	2.8%

Annual Reweightings and Rebalancings of The Dow Jones - AIG Commodity index SM

The index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the index are determined each year in June by AIG-FP under the supervision of the Dow Jones-AIG Commodity Index SM Oversight Committee, announced in July and implemented the following January.

Determination of Relative Weightings

The relative weightings of the Index Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the designated contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the commodity index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the index (the “index commodities”) and their respective percentage weights.

Diversification Rules

The index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the index, the following diversification rules are applied to the annual reweighting and rebalancing of the index as of January of each year:

•	may constitute more than 33% of the index.

•	No single commodity may constitute more than 15% of the index.

•	No single commodity, together with its derivatives ( e.g. , crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index.

•	No single commodity included in the index may constitute less than 2% of the index.

Following the annual reweighting and rebalancing of the index in January, the percentage of any index Commodity or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the index by calculating the new unit weights for each index commodity. Near the beginning of each new calendar year (the “CIM Determination date”), the CIPs, along with the settlement prices on that date for designated contracts included in the index, are used to determine a commodity index multiplier (“CIM”) for each index commodity. This CIM is used to achieve the percentage weightings of the index commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the index (based on their relative weightings). Once the CIMs are determined as discussed

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above, the calculation of the index is a mathematical process whereby the CIMs for the index commodities are multiplied by the prices in U.S. dollars for the applicable designated contracts. These products are then summed. The percentage change in this sum is then applied to the prior index level to calculate the new index level. Dow Jones disseminates the index level from 8:00 a.m. to 3:00 p.m. (New York time), and publishes the final index level for each DJ-AIG Business Day at approximately 4:00 p.m. (New York time) on each such day on Reuters page AIGCI1. index levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in The Wall Street Journal.

The Index is a Rolling Index

The index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The index is a “rolling index.”

License Agreement

“Dow JonesSM ,” “AIG® ,” “Dow Jones—AIG Commodity IndexSM “ and “DJ-AIGCISM “ are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by the issuer The notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such products.

Dow Jones, AIG-FP and the issuer have entered into a non-exclusive license agreement providing for the license to the issuer, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the index, which is published by Dow Jones and AIG-FP, in connection with certain products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to the issuer in connection with the notes is the licensing of certain trademarks, trade names and service marks and of the index, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to the issuer or the notes. Dow Jones and AIG-FP have no obligation to take the needs of the issuer or the owners of the notes into consideration in determining, composing or calculating the index. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by the issuer, but which may be similar to and competitive with the notes. In addition, American International Group, AIG-FP and their respective subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the index and the Dow Jones - AIG Commodity Index Total ReturnSM ), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the index and the notes.

Purchasers of the notes should not conclude that the inclusion of a futures contract in the index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates. The information in this free writing prospectus regarding the index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the index components in connection with the notes. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the index components, including, without limitation, a description of factors that affect the prices of such index components, are accurate or complete.

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NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES - AIG COMMODITY INDEX SM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES - AIG COMMODITY INDEX SM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES - AIG COMMODITY INDEX SM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND BARCLAYS BANK PLC, OTHER THAN AMERICAN INTERNATIONAL GROUP AND ITS AFFILIATES.

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